UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.	Name of issuer or persons filing (“Filers”): Huachen Automotive Group Holdings Company Limited; Mr. WU Xiao An; Mr. SU Qiang; Mr. HONG Xing; and Mr. HE Tao

B.	This is [check one]

[ x ] an original filing for the Filers

[ ] an amended filing for the Filers

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant Brilliance China Automotive Holdings Limited

Form type Form CB

File Number (if known)

Filed by Huachen Automotive Group Holdings Company Limited; Mr. WU Xiao An; Mr. SU Qiang; Mr. HONG Xing; Mr. HE Tao

Date Filed (if filed concurrently, so indicate) Filed concurrently

D.	The Filers are incorporated or organized under the laws of, and have their principal places of business as follows:

Huachen Automotive Group Holdings Company Limited is established with limited liability in the People’s Republic of China and has its principal place of business at 26 Kunshandong Road, Huanggu District, Shenyang, the People’s Republic of China, Telephone: (86) (24) 8639-8686.

Mr. WU Xiao An, Mr. SU Qiang, Mr. HONG Xing and Mr. HE Tao are natural persons and each have their principal place of business at Suite 2303-06, 23rd Floor, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong Special Administrative Region, the People’s Republic of China, Telephone: (852) 2523-7227.

E.	The Filers designate and appoint CT Corporation System (“Agent”) located at 111 Eighth Avenue, New York, New York 10011, Telephone: 1-(212) 894-8400 as the agent of the Filers upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)	any civil suit or action brought against the Filers or to which the Filers have been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns: (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filers on Form (Name of Form) on (Date) , or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filers with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filers act as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filers stipulate and agree that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	Each person filing this Form in connection with:

(a)	the use of Form F-9, F-10, 40-F or SB-2 or Schedule 13K-4F, 14D-1F or 14D-9F stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filers discharge the Agent or the Agent is unwilling or unable to accept service on behalf of the Filers at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Exchange Act;

(b)	the use of Form F-8, Form F-80 or Form CB stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filers discharge the Agent or the Agent is unwilling or unable to accept service on behalf of the Filers at any time until six years have elapsed following the effective date of the latest amendment to such Form F-8,
Form F-80 or Form CB;

(c)	its status as trustee with respect to securities registered on Form F-7, F-8, F-9, F-10, F-80, or SB-2, stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filers discharge the Agent or the Agent is unwilling or unable to accept service on behalf of the Filers at any time during which any of the securities subject to the indenture remain outstanding; and

(d)	the use of Form 1-A or the other Commission form for an offering pursuant to Regulation A stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filers discharge the Agent or the Agent is unwilling or unable to accept service on behalf of the Filers at any time until six years have elapsed from the date of the last sale of securities in reliance upon the Regulation A exemption.

Each Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	Each person filing this Form, other than a trustee filing in accordance with General Instruction I.(a) of this Form, undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Forms, Schedules and offering statements described in General Instructions I.(a), I.(b), I.(c), I.(d) and I.(f) of this Form, as applicable; the securities to which such Forms, Schedules and offering statements relate; and the transactions in such securities.

     Each Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, this 17th day of December, 2002.

HUACHEN AUTOMOTIVE GROUP HOLDINGS COMPANY LIMITED

By:	/s/ WU Yong Cun

Name: WU Yong Cun Title: Attorney-In-Fact

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MR. WU XIAO AN

By:	/s/ WU Xiao An

Name: WU Xiao An Title: Executive Director, Brilliance China Automotive Holdings Limited

MR. SU QIANG

By:	/s/ WU Xiao An

Name: WU Xiao An Title: Attorney-In-Fact

MR. HONG XING

By:	/s/ WU Xiao An

Name: WU Xiao An Title: Attorney-In-Fact

MR. HE TAO

By:	/s/ WU Xiao An

Name: WU Xiao An Title: Attorney-In-Fact

     This statement has been signed by the following person in the capacity and on the date indicated.

CT CORPORATION SYSTEM as Agent for Services of Process

	By:	/s/ Anita Williams

Name: Anita Williams Title: Customer Specialist

Date: December 17, 2002

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Exhibit Index
Power of attorney of Huachen Automotive Group
Power of attorney of Mr.SU Qiang
Power of attorney of Mr.Hong Xing
Power of attorney of Mr.He Tao

Exhibit Index

Exhibit
Number	Description

1.0	Power of Attorney of Huachen Automotive Group Holdings Company Limited
1.1	Power of Attorney of Mr. SU Qiang
1.2	Power of Attorney of Mr. HONG Xing
1.3	Power of Attorney of Mr. HE Tao

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